AMENDMENT TO FUND ADMINISTRATION AGREEMENT
This AMENDMENT (this “Amendment”) is made and entered into, as of this 27th day of August, 2020, by and between MUFG Investor Services (US), LLC (“MUIS”) and each of Fiduciary/Claymore Energy Infrastructure Fund (formerly, Fiduciary/Claymore MLP Opportunity Fund) (“FMO”); Guggenheim Taxable Municipal Managed Duration Trust (formerly, Guggenheim Build America Bonds Managed Duration Trust) (“GBAB”); Guggenheim Energy & Income Fund (“XGEIX”);  Guggenheim Credit Allocation Fund (“GGM”); Guggenheim Strategic Opportunities Fund (“GOF”); and Guggenheim Enhanced Equity Income Fund (“GPM”) (each a “Trust” and collectively, the “Trusts”).
WHEREAS, Rydex Fund Services, LLC (“RFS”) and each Trust entered into that certain Fund Administration Agreement, dated as of May 14, 2013 (as the same may have been amended through the date hereof, the “Existing Agreement”), pursuant to which RFS agreed to provide certain services to the Trusts;
WHEREAS, Mitsubishi UFJ Trust and Banking Corporation acquired RFS on October 4, 2016 and RFS was renamed “MUIS”;
WHEREAS, MUIS agreed to continue providing the services to each Trust as set forth in, and subject to the terms of, the Existing Agreement; and
WHEREAS, the parties desire to amend the Existing Agreement effective as of 12:01 a.m., Eastern Time, on January 1, 2020 (the “Effective Time”), as and to the extent set forth in this Amendment (the Existing Agreement, as amended by this Amendment and any other amendments following the Effective Time, the “Agreement”);
NOW THEREFORE, in consideration of the premises and the agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:
1.
Superseding Terms.  Except as specifically set forth in this Amendment, as of the Effective Time, (a) the terms of this Amendment shall supersede any contrary terms of the Existing Agreement and (b) in the event of any inconsistency between this Amendment and the terms of the Existing Agreement, this Amendment shall control.  Except as otherwise specifically set forth in this Amendment, the Existing Agreement shall remain in full force and effect in accordance with its terms.

2.
Term.  As of the Effective Time, the Agreement shall be amended such that, subject to the termination provisions in the Existing Agreement, the term of the Agreement shall continue in effect until the last business day prior to the date that is three (3) years from the Effective Time or its earlier termination in accordance with the terms of the Agreement. Thereafter, the term of the Agreement may be continued for a single two (2) year term and then successive one (1) year terms unless either party provides written notice of non-renewal to the other party at least 90 days prior to the date at which such automatic extension would otherwise occur. For the avoidance of doubt, the continuation or termination of the

Agreement with respect to a Trust shall be independent of the continuation or termination of the Agreement with respect to any other Trust.

3.	Execution. This Amendment may be executed in counterparts, which together shall constitute one and the same agreement.
[Signature page to follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date and year first set forth above.
MUFG INVESTOR SERVICES (US), LLC

By:
Name: Mr. Shinya Matsuzaki
Title: Managing Director
ON BEHALF OF EACH OF THE TRUSTS FIRST LISTED ABOVE

By:
Name: Brian Binder
Title: Chief Executive Officer and President

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